

January 13, 2011

Mr. Garry L. Anselmo
Chief Executive Officer
Silverado Gold Mines LTD
1111 West Georgia Street, Suite 1820
Vancouver, British Columbia,
Canada V6E 4M3

      Re: Silverado Gold Mines LTD
               Form 8-K Filed January 11, 2011
               File No. 000-12132

Dear Mr. Anselmo:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed January 11, 2011

Changes in Registrant's Certifying Accountant

1.   We note your disclosure addresses disagreements and reportable events with your prior auditor, as well as consultations with your new auditor, for the two most recent fiscal years ended November 30, 2009 and 2008, and for the subsequent period from January 1, 2010 through January 4, 2011. We also note your disclosure addresses modifications to your auditor's report for the fiscal years ended November 30, 2009 and November 30, 2008. For all of these items, please modify your disclosure to address the two most recent fiscal years ended November 30, 2009 and 2008 and the subsequent period from December 1, 2009 through January 4, 2011.

Exhibit 16

2.   In conjunction with your amended Form 8-K, please obtain and file an updated Exhibit 16 letter from your prior auditor.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                                                Sincerely,

                                                Mark C. Shannon
                                                Branch Chief